

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Douglas Schnell
Partner
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

> **Re: Pacific Coast Oil Trust**
> **Preliminary Proxy Statement filed by Shipyard Capital LP et al.**
> **Filed May 8, 2023**
> **File No. 001-35532**

Dear Douglas Schnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>PREC 14A filed May 8, 2023</u>

<u>General</u>

1. Please file a form of your proxy card. See Rule 14a-6(a).

2. On the first page of the proxy statement, please state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders. See Item 1(b) of Schedule 14A.

3. We note Evergreen Capital Management LLC is identified as "dba Evergreen Gavekal" in the Schedule 13D filed on April 4, 2023 by Evergreen, Shipyard, Cedar Creek and Walter C. Keenan. Please clarify throughout the filing.

4. We note that the persons filing the proxy statement include Carson Mitchell and Tim Eriksen. Please revise to include such persons as participants, or advise. In addition, please ensure that disclosure responsive to the requirements of Items 4 and 5 of Schedule 14A is provided for all participants in the solicitation.

5. Please provide disclosure responsive to Item 23 of Schedule 14A.

6. We note the following disclosure on page 4 (as well as similar disclosure at the bottom of page 7): "Removal of the Trustee requires the affirmative vote of Unitholders holding a majority of the Units represented in person or by proxy at the Special Meeting (assuming a quorum is present). Accordingly, abstentions and broker non-votes will have the effect of votes 'AGAINST' this proposal." Please explain the legal basis for making the statement in the final sentence. In that regard, we note that Section 8.03 of the Trust Agreement includes the following provision: "Abstentions and broker non-votes shall not be deemed to be a vote cast."

Questions and Answers about the Special Meeting and the Proposals, page 2

7. We note the following disclosure at the top of page 4: "If you return a properly signed Proxy Card but do not indicate how you want to vote, your Proxy Card will be counted toward meeting the quorum but will not be voted FOR or AGAINST the approval of either of the proposals." This disclosure appears to contradict disclosure found elsewhere in the proxy statement that indicates that, in the absence of a voting choice having been specified, the proxy holder will vote the Units in accordance with the proxy holder's recommendation. Please revise, or advise.

Background of the Solicitation, page 6

8. Please define "Final Prospectus."

9. In the final sentence on page 6, to avoid confusion, please change the tense of the phrase "the special meeting request *is still being* evaluated" (emphasis added), or advise.

Proposal One - Removal of Trustee, page 7

10. We note the following statement: "The Shipyard Group has not nominated or otherwise proposed a successor trustee." With a view toward disclosure, please explain what consideration the Shipyard Group has given to nominating or proposing a successor trustee.

Proposal Two - Amendment to the Trust Agreement, page 8

11. Please explain the basis for the disclosure stating that the Trust will bear the costs of the Special Meeting if the proposal to amend the Trust Agreement is approved. On its face, the wording of the amendment appears to be ambiguous as to whether the costs of the Special Meeting itself (as opposed to the costs of future special meetings) would need to be covered.

Attending the Special Meeting, page 10

12. We note the following disclosure: "Failure to obtain a valid legal proxy from your broker, bank or other agent and then to register in advance to attend the Special Meeting will

make it impossible to ***participate in*** the Special Meeting and will result in the non-registered Unitholder only being able to attend as a guest" (emphasis added). Please replace "participate in" with "vote at," or advise.

13. We note the following disclosure on page 11: "If you are a Beneficial Owner, you should have received a Proxy Card and voting instruction form from your broker, bank or other agent rather than directly from the Trust. Simply complete and mail the Proxy Card as instructed by your broker, bank or other agent to ensure that your vote is counted." It is our understanding that, generally, street name holders receive voting instruction forms, but not proxy cards, from their banks or brokers. Please advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at (202) 551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions